As filed with the United States Securities and Exchange Commission on January 5, 2011
 Registration No. [ ] -

UNITED STATES SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549
_______________________
FORM F-6
REGISTRATION STATEMENT
under
THE SECURITIES ACT OF 1933
For American Depositary Shares Evidenced by American Depositary Receipts
_______________________
NORDEA BANK AB (PUBL)
(Exact name of issuer of deposited securities as specified in its charter)
N/A
(Translation of issuer's name into English)
Sweden
(Jurisdiction of incorporation or organization of issuer)

DEUTSCHE BANK TRUST COMPANY AMERICAS
(Exact name of depositary as specified in its charter)
60 Wall Street
New York, N.Y. 10005
(212) 250-9100
(Address, including zip code, and telephone number, including area code, of depositary's principal executive offices)
______________________
Nordea Bank Finland Plc New York Branch
437 Madison Avenue
New York, NY 10022
United States
+1 212-318-9300

(Address, including zip code, and telephone number, including area code, of agent for service)

Copies to:

Olof Clausson Latham & Watkins 99 Bishopsgate London EC2M 3XF United Kingdom T: +44 20 7710 1056	Francis Fitzherbert-Brockholes White & Case LLP 5 Old Broad Street London EC2N 1DW United Kingdom T: + 44 20 7532 1400

It is proposed that this filing become effective under Rule 466
[  ] immediately upon filing
[  ] on (Date) at (Time)
If a separate registration statement has been filed to register the deposited shares, check the following box.  [ ]

CALCULATION OF REGISTRATION FEE
Title of each class of Securities to be registered	Amount to be registered	Proposed maximum aggregate price per unit (1)	Proposed maximum aggregate offering price (2)	Amount of registration fee
American Depositary Shares evidenced by American Depositary Receipts, each American Depositary Share representing one ordinary share, par value SEK 1 each, of Nordea Bank AB (publ)	100,000,000 American Depositary Shares	$0.05	$5,000,000	$580.50
1	For the purpose of this table only the term "unit" is defined as one American Depositary Share.
2
Estimated solely for the purpose of calculating the registration fee.  Pursuant to Rule 457(k), such estimate is computed on the basis of the maximum aggregate fees or charges to be imposed in connection with the issuance of American Depositary Shares.

The registrant hereby amends this registration statement on such date or dates as may be necessary to delay its effective date until the registrant shall file a further amendment which specifically states that this registration statement shall thereafter become effective in accordance with Section 8(a) of the Securities Act of 1933, as amended, or until the registration statement shall become effective on such date as the United States Securities and Exchange Commission, acting pursuant to said Section 8(a), may determine.

This registration statement may be executed in any number of counterparts, each which shall be deemed an original, and all of such counterparts together shall constitute one and the same instrument.

PART I

INFORMATION REQUIRED IN PROSPECTUS

Item - 1.                                Description of Securities to be Registered

Cross Reference Sheet

Item Number and Caption	Location in Form of Receipt Filed Herewith as Prospectus

1. Name and address of depositary	Face of American Depositary Receipt, introductory paragraph

2. Title of American Depositary Receipts and identity of deposited securities	Face of American Depositary Receipt, top center and upper right corner

Terms of Deposit:

(i) The amount of deposited securities represented by one unit of American Depositary Receipts	Face of American Depositary Receipt, upper right corner

(ii) The procedure for voting, if any, the deposited securities	Article 15

(iii) The procedure for collection and distribution of dividends	Articles 2, 4, 8, 9, 13 and 21

(iv) The procedure for transmission of notices, reports and proxy soliciting material	Articles 12, 14, 15 and 21

(v) The procedure for sale or exercise of rights	Articles 2, 6, 9, 13 and 21

(vi) The procedure for deposit or sale of securities resulting from dividends, splits or plans of reorganization	Articles 3, 4, 6, 8, 9, 13 and 16

(vii) The procedure for amendment, extension or termination of the deposit agreement	Articles 20 and 21

(viii) The procedure for rights of holders of Receipts to inspect the transfer books of the depositary and the list of holders of Receipts	Article 12

(ix) Restrictions upon the right to deposit or withdraw the underlying securities	Articles 2, 4, 6, 8 and 22

(x) Limitation upon the liability of the depositary	Article 10, 17 and 18

3. Fees and charges of holders	Article 9

Item - 2.                                Available Information

Nordea Bank AB (publ) publishes information in English required to maintain the exemption from registration under Rule 12g3-2(B) under the Securities Exchange Act of 1934, as amended, on its Internet Web site (www.nordea.com/eng/) or through an electronic information delivery system generally available to the public in its primary trading market.

PART II

INFORMATION NOT REQUIRED IN PROSPECTUS

Item - 3.                                Exhibits

(a)
Form of Deposit Agreement among Nordea Bank AB (publ) (the “Company”), Deutsche Bank Trust Company Americas, as depositary (the “Depositary”), and the Holders and Beneficial Owners of American Depositary Shares evidenced by American Depositary Receipts issued thereunder (the “Deposit Agreement”), including the form of American Depositary Receipt. - Filed herewith as Exhibit (a).

(b)
Any other agreement to which the Depositary is a party relating to the issuance of the American Depositary Shares registered hereby or the custody of the deposited securities represented thereby. - Not Applicable.

(c)	Every material contract relating to the deposited securities between the Depositary and the issuer of the deposited securities in effect at any time within the last three years. - Not Applicable.

(d)	Opinion of White & Case LLP, counsel to the Depositary, as to the legality of the securities being registered. - Filed herewith as Exhibit (d).

(e)	Certification under Rule 466. - Not Applicable.

(f)	Powers of attorney for certain officers and directors of the Company. Set forth on the signature page hereto.

Item - 4.	Undertakings

(a)
The Depositary hereby undertakes to make available at the principal office of the Depositary in the United States, for inspection by holders of the American Depositary Receipts, any reports and communications received from the issuer of the deposited securities which are both received by the Depositary as the holder of the deposited securities and made generally available to the holders of the underlying securities by the issuer.

(b)
If the amounts of fees charged are not disclosed in the prospectus, the Depositary undertakes to prepare a separate document stating the amount of any fee charged and describing the service for which it is charged and to deliver promptly a copy of such fee schedule without charge to anyone upon request. The Depositary undertakes to notify each registered holder of an American Depositary Receipt 30 days before any change in the fee schedule.

SIGNATURES

Pursuant to the requirements of the Securities Act of 1933, as amended, Deutsche Bank Trust Company Americas certifies that it has reasonable grounds to believe that all the requirements for filing on Form F-6 are met and has duly caused this registration statement to be signed on its behalf by the undersigned, thereunto duly authorized, in the City of New York, New York, on January 5, 2011.

Legal entity created by the form of Deposit Agreement for the issuance of American Depositary Receipts for ordinary shares, par value SEK 1 per share, of Nordea Bank AB (publ).

DEUTSCHE BANK TRUST COMPANY AMERICAS, AS DEPOSITARY

By:	/s/ Jay Berman
Name:	Jay Berman
Title:	Director

By:	/s/ Christopher Konopelko
Name:	Christopher Konopelko
Title:	Vice President

SIGNATURES

Pursuant to the requirements of the Securities Act of 1933, as amended, Nordea Bank AB (publ) certifies that it has reasonable grounds to believe that it meets all of the requirements for filing on Form F-6 and has duly caused this registration statement to be signed on its behalf by the undersigned, thereunto duly authorized, in Stockholm, Sweden, on January 5, 2011.

NORDEA BANK AB (PUBL)

By:	/s/ Fredrik Rystedt
Name:	Fredrik Rystedt
Title:	Chief Financial Officer

By:	/s/ Maria Snöbohm
Name:	Maria Snöbohm
Title:	Senior Legal Counsel, Head of Group Corporate Law

POWER OF ATTORNEY

We, the undersigned directors and officers of Nordea Bank AB (publ) hereby severally constitute and appoint Fredrik Rstedt and Maria Snöbohm, and each of them, his/her true and lawful attorneys-in-fact and agents, with full power of substitution and re-substitution for him/her and in his/her name, place and stead, in any and all capacities, to sign any and all amendments (including pre-effective and post-effective amendments) to this registration statement, and any subsequent registration statements pursuant to Rule 462 of the Securities Act of 1933, as amended, and to file or cause to be filed the same, with all exhibits thereto, and other documents in connection therewith, with the United States Securities and Exchange Commission, granting unto said attorneys-in-fact and agents, and each of them, full power and authority to do and perform each and every act and thing requisite and necessary to be done in and about the premises, as fully to all intents and purposes as he/she might or could do in person, hereby ratifying and confirming all that each of said attorney-in-fact or his/her substitute or substitutes, may lawfully do or cause to be done by virtue hereof.

Pursuant to the requirements of the Securities Act of 1933, as amended, this Registration Statement has been signed by the following persons in the capacities and on the dates indicated.

Signature	Title	Date

/s/ Christian Clausen	President and CEO	January 5, 2011
Christian Clausen	(principal executive officer)
/s/ Fredrik Rystedt	Chief Financial Officer	January 5, 2011
Fredrik Rystedt	(principal financial and accounting officer)
/s/ Hans Dalborg	Director and	January 5, 2011
Hans Dalborg	Chairman of the Board of Directors
/s/ Björn Wahlroos	Director	January 5, 2011
Björn Wahlroos
	Director	January 5, 2011
Stine Bosse
/s/ Marie Ehrling	Director	January 5, 2011
Marie Ehrling

/s/ Svein Jacobsen	Director	January 5, 2011
Svein Jacobsen

/s/ Ole Lund Jensen	Director	January 5, 2011
Ole Lund Jensen
	Director	January 5, 2011
Tom Knutzen
/s/ Steinar Nickelsen	Director	January 5, 2011
Steinar Nickelsen
/s/ Lars G Nordström	Director	January 5, 2011
Lars G Nordström
/s/ Lars Oddestad	Director	January 5, 2011
Lars Oddestad
/s/ Sarah Russell	Director	January 5, 2011
Sarah Russell
/s/ Björn Savén	Director	January 5, 2011
Björn Savén
/s/ Kari Stadigh	Director	January 5, 2011
Kari Stadigh

Signature of Authorized Representative in the United States

Pursuant to the Securities Act of 1933, as amended, the undersigned, the duly authorized representative in the United States for Nordea Bank AB (publ), has signed this registration statement and any amendment thereto in New York, on January 5, 2011.

/s/ Hans Chr. Kjelsrud
Name:	Hans Chr. Kjelsrud
on behalf of Nordea Bank Finland Plc New York Branch, 437 Madison Avenue, New York, NY 10022, United States
Title:	Executive Vice President

/s/ Henrik M. Steffensen
Name:	Henrik M. Steffensen
on behalf of Nordea Bank Finland Plc New York Branch, 437 Madison Avenue, New York, NY 10022, United States
Title:	Senior Vice President

INDEX TO EXHIBITS

Exhibit Number	Exhibit

(a)	Form of Deposit Agreement.

(d)	Opinion of White & Case LLP, counsel to the Depositary, as to the legality of the securities being registered.